FORM 6K

SECURITIRES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English

)

#410-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices )

Attachments:

1.

Interim Financial Statements for the Period ended June 30, 2003.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F

     X

                                     FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES

NO

   X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: August 19, 2003

BY:

Chris Robbins

It’s       Vice President

(Title)

August 19, 2003

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Anglo Swiss Resources, Inc.

Quarterly Financial Statements
For the six months ended June 30, 2003
(expressed in Canadian dollars)

Schedule A … Financial Information

Schedule B … Supplementary Information

Schedule C … Management Discussion

Notice to the Reader

The balance sheets of Anglo Swiss Resources, Inc. as at June 30, 2003 and the statements of income and deficit and changes in cash flows for the six months then ended have been compiled from information provided by management. These statements have not been audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Anglo Swiss Resources, Inc

Schedule A

Balance Sheet

(expressed in Canadian dollars)

ASSETS		June 30,	December 31,
		2003	2002
		$	$
Current assets
Cash and term deposits		9,130	10,906
Accounts receivable		2,559	4,494
Prepaid expense		1,532	214

		13,221	15,614

Reclamation bond		14,800	14,800

Fixed assets		993,701	994,957

Mineral properties		2,831,354	2,874,169

		3,853,077	3,899,540
LIABILITIES

Current liabilities
Accounts payable		22,595	31,767
Accrued property and capital taxes		84,851	81,851

Non current liabilites		-	-

Related parties
Due to related parties		186,439	157,439

SHAREHOLDERS' EQUITY

Capital stock
500,000,000 Authorized common shares

44,825,688 Issued (44,825,688-December 31, 2002)		11,224,585	11,224,585

Options Exercised		-	-
Warrants Exercised		-	-

Contributed surplus		106,316	106,316

Deficit		(7,771,710)	(7,702,418)

		3,559,192	3,628,484

		3,853,077	3,899,540
Approved by the Board of Directors:

See - Nature of operations and going concern (Note 1)

"Len Danard"	, Director	"Chris Robbins" , Director

	(Unaudited - See Notice to Reader)

Anglo Swiss Resources, Inc

Schedule A

Statements of Income and Deficit

(expressed in Canadian dollars)

	3 Months Ended		6 Months Ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Interest and sundry income	8	90,030	16	90,063
Operating expenses
Exploration	-	-	-	-
Property taxes	1,726	1,665	3,226	3,165
Utilities	393	180	600	296
Other expenses	-	434	127	484

	2,120	2,279	3,953	3,946

	(2,112)	87,751	(3,937)	86,117
General and administrative expenses
Amortization	607	792	1,256	1,639
Consulting	15,000	9,000	30,000	27,000
Interest and bank charges	66	466	69	486
Professional fees	11,334	8,051	16,564	13,701
Exchange fees	4,892	3,020	8,012	5,976
Transfer agent fees	501	1,533	1,900	2,527
Office and miscellaneous	2,899	33,822	5,508	36,335
Shareholders' information	2,047	3,957	2,047	5,304
Travel and promotion	0	1,530	0	2,250
Write-down of mineral properties	-	0	-	0

	37,344	62,171	65,355	95,218

Income (loss) before other items	(39,456)	25,580	(69,292)	(9,101)

Adjustment of prior year payable	-	-	-	-
Gain on settlement of debentures	-	-	-	-

Net loss for the period	(39,456)	25,580	(69,292)	(9,101)
Net loss per share	(0.001)	0.001	(0.002)	(0.000)

(Unaudited - See Notice to Reader)

Anglo Swiss Resources, Inc

Schedule A

Statements of Cash Flows

(expressed in Canadian dollars)

	3 Months Ended		6 Months Ended

	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002
Cash flows from operating activities
Net loss for the period	(39,456)	25,580	(69,292)	(9,101)
Items not involving outlay of cash:
- Amortization	607	792	1,256	1,639
- Adjustment of prior years payables	-	-	-	-
- Write-down on mineral property	-	-	-	-
	(38,849)	26,372	(68,036)	(7,462)
Net change in non-cash working capital
- Accounts receivable	(2,030)	(1,367)	1,935	5,085
- Prepaids	(23)	754	(1,318)	441
- Accounts payable and accrued liabilities	4,762	(5,850)	22,829	(10,504)

	(36,140)	19,909	(44,591)	(12,439)
Cash flows from investing activities
Exploration & acquisition costs	36,427	(3,078)	42,815	(3,618)
Option receipt	-	-	-	-
Acquisition	-	-	-	-
Proceeds on sales of equipment	-	-	-	-
Funds on deposit	-	-	-	-

	36,427	(3,078)	42,815	(3,618)
Cash flows from financing activities
Advances from shareholders	-	-	-	-
Capital stock allotted for cash	-	-	-	-
Capital stock allotted for options	-	-	-	-
Capital stock returned to treasury	-	-	-	-
Settlement of accounts payable and other	-	-	-	-

	-	-	-	-
Increase (decrease) in cash during
the period	286	16,831	(1,776)	(16,057)

Cash, beginning of the period	8,844	12,495	10,906	45,383

Cash, end of the period	9,130	29,326	9,130	29,326

(Unaudited - See Notice to Reader)

Anglo Swiss Resources, Inc

Schedule A Financial Information

(expressed in Canadian dollars)

1.  Nature of operations and going concern

The Company is in the business of the acquisition, exploration, exploration management and purchase of mineral properties, with the primary aim of developing them to a stage where the Company can exploit them profitably.  The Company also has advanced its properties through joint venture partnerships, whereby proven companies manage the property with expertise in developing, designing and operating the extraction of mineral resources.  At that stage, the Company's operations would, to some degree, be dependent on the prevailing market prices for any of the minerals produced by such operations.

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.  Before, during and after the period ended March 31, 2003, after the period the Company was engaged in continued exploration of its gold properties in British Columbia of its gold property in British Columbia property in British and simultaneously, a gemstone/graphite property located in south-eastern British Columbia.  As a result, the Company's future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political instability and government regulations, the success of attracting joint venture partners, acting joint venture partners, all of which are beyond the control of the Company.

At June 30, 2003, the Company had a working capital deficiency of $280,664 and without a source of funding, will be unable to  meet its obligations as they fall due. In addition, the Company will require additional financing to complete the exploration of its mineral properties.  Management is pursuing a private placement to fund general administrative expenses and joint venture partners for and a joint venture partner for its Kenville gold project, with the hope of recommencing small-scale production at the site.  While the Company has been successful in raising the necessary funds to finance its exploration activities to-date, there can be no assurance that it will be able to continue to do so.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers, or native land claims, and tile may be affected by undetected defects.

2.  Interim unaudited financial statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended December 31, 2002.

3.  Capital stock

    Authorized capital:

500,000,000 common shares without par value

400,000,000 preferred shares without par value

	# of Shares	Amount
Issued and outstanding, June 30, 2003:	44,825,688	$11,224,585

190803/1630/八97

Anglo Swiss Resources, Inc

Schedule A Financial Information continued.

(expressed in Canadian dollars)

4. Mineral properties
	Acquisition	Exploration
	costs	expenditures	Total
	$	$	$
Kenville
Balance, Dec 31, 2002	1,595,596	(33,299)	1,562,297
Expenditures - 2003		(46,608)	(46,608)
	1,595,596	(79,907)	1,515,689

Blu Starr
Balance, Dec 31, 2002	812,306	474,565	1,286,871
Expenditures - 2003		3,794	3,794
	812,306	478,359	1,290,665

Catamayo River
Balance, Dec 31, 2002	25,000	-	25,000
Expenditures - 2003	-	-	-
	25,000	-	25,000

Neuvos Playas
Balance, Dec 31, 2002	0	-	0
Expenditures - 2003	-	-	-
	0	-	0

Total	2,432,903	398,452	2,831,354

5. Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

6.  Related Party Transactions

During the second quarter of 2003 the Company incurred consulting fees of $15,000 ($15,000 – 2002) for management services by directors or officers or organizations controlled by such parties.  No remuneration was paid in this regard, while $8,500 was paid in the second quarter of 2002.  The Company paid $6,175 to a law firm in which an officer is a partner of the firm during the second quarter 2003 and carries a payable of $102,115 to the same firm.

190803/1630/八97

Anglo Swiss Resources, Inc

Schedule B Supplementary Information

(expressed in Canadian dollars)

For the quarter ended June 30, 2003:

1. Breakdown of professional fees
Accounting		$ 9,751
Legal		6,813
		$ 16,564
2. Non-arm's length party transactions

(a) Consulting fees charged to the company

Directors second quarter		$ 15,000

(b) Expenditures made to non-arm's length parties

During the second quarter, there were no amounts paid as consulting fees to directors or to a company controlled by a director.

3. Directors at June 30, 2003

Len Danard	Leroy Wolbaum

Chris Robbins

4. No securities were issued during this quarter	Authorized	Issued
	500,000,000	44,825,688

5. No options were granted or cancelled during the quarter

190803/1630/八97

Anglo Swiss Resources Inc.

Schedule B Supplementary Information

(expressed in Canadian dollars)

6. Share Capital

(a) Authorized and issued share capital at June 30, 2003

Authorized capital:	500,000,000 common shares without par value
	400,000,000 preferred shares without par value

Common shares issued and outstanding:			44,825,688
$ Amount To-date			$ 11,284,585

(b) No stock warrants outstanding at June 30, 2003

(c) Number of shares in escrow or pooling agreement

Number of shares			NIL

(d) Stock options outstanding

Security	Number	Exercise Price	Expiry date

Options	1,500,000	$0.25	Dec 18, 2003
Options	200,000	$0.68	Feb 2, 2004
Options	50,000	$0.42	Mar 26, 2004
Options	350,000	$0.28	Dec 18, 2004

Options	2,250,000	$0.21	Mar 21, 2005
Options	25,000	$0.25	Mar 28, 2005
Options	1,000,000	$0.10	Jan 23, 2007
Options	1,125,000	$0.10	Feb 17, 2008
Total	6,500,000

The Company has adopted the new recommendations of the CICA for accounting for stock based compensation expense.  Under this method, no compensation expense is recognized when stock options granted to directors and employees become vested.  However, additional disclosure of the effects of stock based compensation to directors and employees is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions as at

June 30, 2003:
Risk-free interest rate	3.00%
Expected dividend yield	-
Expected stock price volatility	112%
Expected option life in years	2.17
and employees using the fair value method is as follows:
Net loss for the period
Reported	$ (69,292)
Pro-forma	$ (86,815)
Basic and diluted loss per share
Reported	$ (0.002)
Pro-forma	$ (0.002)

Option pricing models require the input of highly subjective assumptions including a reliable single measure of the fair value of the Company's stock options.

190803/1630/八97

ANGLO SWISS RESOURCES INC.

SCHEDULE C

MANAGEMENT DISCUSSION FOR

 THE SIX MONTHS ENDED JUNE 30, 2003

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.

The Company is continuing its efforts in the development of the Kenville Gold property and the Blu Starr gemstone/graphite property, both located in southern British Columbia.  A strategic joint venture partner(s) is being sourced to continue or fund exploration of these properties.

As the Company is currently carrying a working capital deficit of $280,664, a financing is an ongoing concern and while the Company has been successful in raising the necessary funds to-date, there can be no assurance that it will be able to continue to do so.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Please review Liquidity and Capital Resources further on.

OPERATIONS AND FINANCIAL CONDITION

At June 30, 2003, the Company had total assets of  $3,853,077 as compared to $3,927,326 at June 30, 2002, reflecting the decrease in working capital through general administrative expenditures.  The working capital deficiency for the six-month period ended June 30, 2003 was higher at $280,664 compared to $224,947 for the same period in 2002 attributed mostly to the accruals to insiders.

The Company continues to restrict its expenditures and is up to-date on its current payables.  Non-current liabilities are nil, but $84,851 has been accrued for capital and property taxes, ($78,300 at June 30, 2002).   The majority of the liabilities outstanding is due to the amounts owed to related parties ($186,439) and ($124,629) for the six month periods ended June 30, 2003 and 2002 respectively.

The Company’s largest cash expense in the second quarter 2003 and 2002 was attributed to General and Administrative expenses.  For the three-month period ended June 30, 2003, G&A expenses were $37,344 compared to $62,171 for the same period ended June 30, 2002. The net loss for the three-month period ended June 30, 2003 was $39,456 while the same period in 2002 had a gain of $25,580 reflecting the revenue of $90,000 from a timber sale. The total G&A expenses for the six month periods ended 2003 and 2002 are: $65,355 and $95,218, respectively.  Management has been successful in lowering costs and conserving cash outflow by performing a majority of its operations internally.

Shareholder’s information for the period ended June 30, 2003 was $2,047 and $5,304 for the six months ended June 30, 2002. An investor relations contract was filed during the first quarter of 2003, with a maximum remuneration of $2,000 monthly and a stock option plan; which have subsequently received approval from the TSX Venture Exchange.  Both parties have agreed to minimal functions while the Company attempts to raise additional funds and advance its properties.

During the three months ended June 30, 2003, the Company recorded interest income of $8 compared to $90,030 for the three-month period ended June 30, 2002.  The Company received $90,000 during the second quarter of 2002 for the timber rights on two surface properties it holds at the Kenville Mine property. The Company believes that for at least the remainder of the current fiscal year it will have to further rely on the continued sale of its common shares to meet its ongoing obligations.  Although the Company has in the past been successful in raising capital, there can be no assurances that this trend will continue; which would deter the ability of the Company to continue its development and raises substantial doubt as to its ability to continue as a going concern.

For the three-month period ended June 30, 2003, $15,000 was charged in consulting fees by directors or companies controlled by a director; $9,000 in the same period 2002.  Standard quarterly billing is now set at $15,000 for consulting services by management.  No cash amounts have been paid in this regard during the first six months of 2003 as management has curtailed all discretionary payments.

The net loss for the six-month period ended June 30, 2003 was $69,292 and $9,101 for the same period in 2002, or <$0.01 per share.

RELATED PARTY TRANSACTIONS

Other than Management remuneration set at $15,000 per quarter and being accrued, the Company paid $1,000 to a law firm in which an officer is a partner of the firm during the first quarter 2003, $6,813 in the second quarter, and carries a payable of $102,115 to the same firm.

CAPITAL STOCK

There were 325,000 warrants outstanding that expired on January 14, 2003.  There are no further outstanding warrants at June 30, 2003.  Please refer to Note 6 (d) of Schedule B, for a list of the 6,500,000 options outstanding as at June 30, 2003. The Company has 44,825,688 shares outstanding as of June 30, 2003, and 51,325,688 on a fully diluted basis.

LIQUIDITY AND CAPITAL REQUIREMENTS

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.  Before, during and after period ended June 30, 2003, the Company is engaged in continued exploration of its gold property in British Columbia and simultaneously, a gemstone/graphite property also located in South-eastern British Columbia.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, government regulations, and the success of securing joint venture partners, all of which are beyond the control of the Company.

The Company’s exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurances that such financing can be obtained by the Company. The failure to obtain such financing could affect the ability of the Company to continue its development and operate as a going concern.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relation activities internally with various officers and directors whose duties include responding to enquiries from the Company’s shareholders and the public, distribution of news and information about the Company and other developments in the resource industry.

The company has retained the services of Daimler Partners, the principal of which is Mr. Peter Holt.  Daimler Partners’ responsibilities include maintaining the existing shareholder base as well as increasing the Company’s exposure within the financial communities in both Canada and the United States.  The Company intends to increase its exposure within the financial community upon successfully completing a financing.

The Company maintains a website on the Internet with the objective to increase the Company’s shareholder base and possibly assist in attracting investment capital or future partnerships/strategic alliances for further advancement of the Company’s properties.

On behalf of the Board,

“Len  Danard”

Len Danard

President & CEO